UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 24, 2011**

FelCor Lodging Trust Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On February 24, 2011, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three months and year ended December 31, 2010. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the foregoing is also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Quarterly Operating Results" section.

The information contained in this Current Report on Form 8-K, including the exhibit, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibit, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 24, 2011, announcing its results of operations for the three months and year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: February 24, 2011   By: /s/ Lester C. Johnson

Name: Lester C. Johnson

Title: Senior Vice President, Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on February 24, 2011, announcing its results of operations for the three months and year ended December 31, 2010.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR REPORTS FOURTH QUARTER RESULTS
- **Exceeds Guidance**
- **Continues Debt Reduction**
- **Expands Asset Sale Program**

IRVING, Texas…February 24, 2011 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the fourth quarter and year ended December 31, 2010.

Summary:

- Same-store revenue per available room ("RevPAR") at 80 consolidated hotels increased 5.7% for the quarter and 4.3% for the year.

- Adjusted EBITDA was $188.1 million and Adjusted FFO per share was $(0.09) for the year, which was $3.1 million and $0.04 above the high-end of our guidance, respectively.

- Hotel EBITDA margin increased 240 basis points for the quarter and 32 basis points for the year.

- Net loss was $225.8 million for the year.

- We reinstated current quarterly preferred dividend payments in January 2011.

- Our joint venture sold the Sheraton Premiere Hotel at Tysons Corner for $84.5 million in December.

- We repurchased $40 million of senior notes, that mature in 2011, during the fourth quarter.

Fourth Quarter Operating Results:

Same-store RevPAR for 80 consolidated hotels was $79.77, a 5.7% increase compared to the same period in 2009. This increase was driven by a 4.2% occupancy increase to 66.2% and a 1.5% average daily rate ("ADR") increase to $120.47. RevPAR at the Fairmont Copley Plaza (not included in same-store RevPAR) increased 9.3% (to $172.43) and ADR increased 6.9% (to $249.18), compared to the same period in 2009.

"We ended the year on a very strong note. RevPAR for our portfolio grew more than 4% during the year, which was much better than we expected at the outset of 2010. Industry fundamentals continue to improve, and we don't see signs of those trends diminishing in the near future. ADR is becoming a larger portion of the RevPAR growth, and our flow-through from revenue to EBITDA continues to accelerate," said Richard A. Smith, FelCor's President and Chief Executive Officer.

"Last year, we repaid more than $225 million of debt, extended maturities and acquired an iconic hotel in Boston at a substantial discount to replacement cost. FelCor's evolution continues, and we anticipate another active year in 2011. Although we have a strong portfolio today, we remain focused on continuing to improve overall portfolio quality, future growth rates and diversification through asset sales and selective acquisitions in our two target markets (New York and Washington, D.C.)," added Mr. Smith.

Hotel EBITDA was $48.4 million, compared to $41.1 million for the same period in 2009, a 17.9% increase. Hotel EBITDA represents EBITDA for 80 same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 22.0%, a 240 basis point increase compared to the same period in 2009.

Adjusted EBITDA (which includes our pro rata share of joint ventures) was $45.0 million, compared to $30.4 million for the same period in 2009, a 47.8% increase, which was $3 million ahead of the high-end of our guidance. Same-store Adjusted EBITDA was $39.2 million, a 28.5% increase, compared to the prior year period. Same-store Adjusted EBITDA excludes EBITDA from hotels sold and acquired during the year.

Adjusted funds from operations ("FFO") was a loss of $3.6 million or $0.04 per share, compared to an $18.7 million loss, or $0.29 per share, for the same period in 2009.

Net loss attributable to common stockholders was $103.1 million, or $1.08 per share, compared to a $60.4 million loss, or $0.96 per share, for the same period in 2009. Our 2010 net loss includes $86.8 million of impairment charges reflecting the reduced book values on ten non-strategic hotels (three hotels comprise the majority of the impairment), as well as a $7.0 million gain on extinguishment of debt related to the disposition of one hotel, a $1.6 million charge related to the repurchase of $40 million of our senior notes maturing 2011 and a $20.5 million gain related to the sale of our interest in a joint venture. Our 2009 net loss included a $1.1 million loss from debt extinguishment.

Full Year Operating Results:

Same-store RevPAR in 2010 was $85.58, a 4.3% increase compared to 2009. This increase was driven by a 5.8% occupancy increase to 70.5% and a 1.5% ADR decrease to $121.47, compared to 2009.

Hotel EBITDA was $217.8 million, compared to $206.2 million in 2009, a 5.6% increase. Hotel EBITDA represents EBITDA for 80 same-store consolidated hotels prior to corporate expenses and joint venture adjustments. Hotel EBITDA margin was 24.0%, a 32 basis point increase compared to 2009.

Adjusted EBITDA (which includes our pro rata share of joint ventures) was $188.1 million, compared to $178.9 million in 2009, a 5.1% increase. Same-store Adjusted EBITDA was $179.6 million. Same-store Adjusted EBITDA excludes EBITDA from hotels sold and acquired during the year.

Adjusted FFO was a loss of $7.6 million or $0.09 per share, compared to a positive $25.0 million, or $0.39 per share, in 2009.

Net loss attributable to common stockholders was $261.8 million, or $3.25 per share, compared to a $146.8 million loss, or $2.33 per share, in 2009. Our 2010 loss included $173.7 million of impairment charges, $59.4 million of gains from extinguishment of debt, and a $20.5 million gain related to the sale of our interest in an unconsolidated joint venture. Our 2009 loss included a $3.4 million impairment charge, a $910,000 gain from disposition, and a $1.7 million loss from debt extinguishment.

EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO, Adjusted FFO and Adjusted FFO per share are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page 15 for a reconciliation of each of these measures to the most comparable GAAP financial measure and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Balance Sheet:

At December 31, 2010, we had $1.5 billion of consolidated debt and $201.0 million of cash and cash equivalents. We reduced our consolidated debt balance by more than $225 million during 2010.

During the fourth quarter, we repurchased $40 million of our senior notes maturing in June 2011 in separate transactions using excess cash on hand. The remaining $46 million of notes will be repaid with cash on hand.

On December 29, the Embassy Suites in Deerfield, Illinois was transferred to the lender in full satisfaction of the $14 million loan securing that hotel. We recorded a $7.0 million gain on debt extinguishment (which reflects the principal amount of that loan in excess of the value of that hotel, as reflected on our balance sheet). The hotel generated $357,000 of EBITDA during the trailing-twelve-months ended November 2010 (the debt satisfied represents 39 times EBITDA).

We reinstated the current quarterly payment on our preferred stock. On January 31, 2011, we made current quarterly dividend payments on our Series A Cumulative Convertible Preferred Stock and our 8% Series C Cumulative Redeemable Preferred Stock. Seven quarters of preferred dividends remain in arrears, which we plan to pay with proceeds from future asset sales.

"We are very pleased with our accomplishments during the quarter. We reinstated the preferred dividends, as our cash flows have meaningfully improved since the depths of the downturn. We also created shareholder value through the deed-in-lieu of two hotels where the debt balance significantly exceeded the fair value of the hotels. We continue to strengthen our balance sheet by reducing debt and improving liquidity. Furthermore, we are in the process of reestablishing a line of credit with a syndicate of lenders. This line of credit will provide us with greater flexibility to manage our balance sheet while negotiating and completing strategic hotel acquisitions," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer.

Portfolio Management:

For the quarter and year ended December 31, 2010, we spent $11.6 million and $40.4 million, respectively, on capital improvements at our hotels (including our pro rata share of joint venture expenditures). As part of our long-term capital plan, we anticipate renovating between six and eight core properties each year. In 2011, we will start renovations at six hotels (Embassy Suites - Mandalay Beach Hotel & Resort, Embassy Suites - Napa Valley, Sheraton Society Hill - Philadelphia, Doubletree Guest Suites - Austin, Doubletree Guest Suites - Charlotte-SouthPark and the Renaissance Vinoy Resort & Golf Club), in addition to the more than $20 million redevelopment project at the Fairmont Copley Plaza that will refresh the property and implement various value-enhancing initiatives.

During the fourth quarter, we commenced the second phase of asset sales. This is part of our long-term strategic plan developed in 2006 to further improve our portfolio quality, growth rates and diversification and to reinvest sales proceeds into investments that generate higher returns and increase shareholder value. In October, we began marketing 14 hotels for sale, of which 11 are suburban or airport locations, and seven are located in Texas, Florida and Georgia. The 2010 RevPAR for these hotels was $70.86, or 27% below the remaining portfolio's hotel RevPAR ($90.09). In addition, we shortened the hold period on an additional 21 non-strategic hotels. We will continue to monitor the transaction environment and will bring these hotels to market at the appropriate time.

In December 2010, we sold the 443-room Sheraton Premiere Hotel at Tysons Corner in Vienna, Virginia for $84.5 million in cash. The property was owned in a joint venture between FelCor and Starwood Hotels & Resorts Worldwide Inc. We received $42.3 million in gross proceeds, and there was no debt associated with the hotel. The sale price, approximately $191,000 per key, represented approximately 23 times trailing-twelve-month hotel EBITDA.

Outlook:

Lodging demand growth continues to accelerate and new hotel supply growth is moderating. This supply and demand imbalance is resulting in both occupancy and average rate growth for FelCor and the industry. Our hotels are taking advantage of the growth in corporate and premium segments to remix the customer base and replace the lower rated business with those premium customers. Additionally, our hotels are opportunistically increasing rates where appropriate. New hotel supply growth continues to moderate and is below the historical, long-term average and also compares favorably to prior cycles. Overall, hotel rooms under construction in our markets represent only 1.0% of existing supply, which is below the industry average. These factors are expected to drive accelerating RevPAR and margin growth throughout 2011.

For 2011, we anticipate:

- *Same-store RevPAR* for 81 hotels (including the Fairmont Copley Plaza's results for both years) to increase between 6% and 8% (a 7.7% to 9.7% increase for 81 hotels (including the Fairmont Copley Plaza) to the RevPAR reported on 80 hotels for 2010);

- *Adjusted EBITDA* to be between $206 million and $217 million;

- *Adjusted FFO per share* to be between $0.21 and $0.32;

- *Net loss attributable to FelCor* to be between $96 million and $85 million;

- *Interest expense* to be approximately $140 million; and

- *Capital expenditures* to be approximately $85 million.

Our 2011 projections are based on 81 consolidated hotels and do not include any future asset sales, acquisitions or other capital transactions. Our 2011 guidance assumes Same-store Adjusted EBITDA growth of between 12 - 18%, compared to 2010 (including Fairmont Copley Plaza's full year EBITDA for both periods).

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor owns interests in 82 properties located in major markets throughout 22 states. FelCor's diversified portfolio of hotels and resorts are flagged under global brands such as - Doubletree®, Embassy Suites Hotels®, Hilton®, Fairmont®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our fourth quarter earnings Conference Call on Thursday, February 24, 2011, at 11:00 a.m. (Central Time). The conference call will be Webcast simultaneously on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call can go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "News Releases" page. The conference call replay also will be archived on the Company's Web site.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. Current economic circumstances or an economic slowdown and the impact on the lodging industry, operating risks associated with the hotel business, relationships with our property managers, risks associated with our level of indebtedness and our ability to meet debt covenants in our debt agreements, our ability to complete acquisitions, dispositions and debt refinancing, the availability of capital, the impact on the travel industry from security precautions, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

SUPPLEMENTAL INFORMATION

INTRODUCTION

The following information is presented in order to help our investors understand FelCor's financial position as of and for the three months and year ended December 31, 2010.

TABLE OF CONTENTS

(a)   Our consolidated statements of operations and balance sheets have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP have been omitted. The consolidated statements of operations and balance sheets should be read in conjunction with the consolidated financial statements and notes thereto included in our most recent Annual Report on Form 10-K.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
Revenues:				
Hotel operating revenue:				
Room	176,628	161,378	726,497	687,486
Food and beverage	41,198	35,346	142,239	128,781
Other operating departments	13,968	13,380	56,401	55,285
Other revenue	381	289	3,174	2,843
Total revenues	232,175	210,393	928,311	874,395
Expenses:				
Hotel departmental expenses:				
Room	50,232	45,983	196,147	182,184
Food and beverage	32,275	27,914	112,185	103,844
Other operating departments	6,680	6,461	25,447	25,172
Other property related costs	68,897	62,519	264,968	248,980
Management and franchise fees	10,381	9,656	43,455	41,925
Taxes, insurance and lease expense	19,879	22,268	91,432	90,333
Corporate expenses	7,826	8,387	30,747	24,216
Depreciation and amortization	36,005	36,778	145,536	144,152
Impairment loss	86,804	—	152,654	—
Other expenses	587	601	3,280	4,069
Total operating expenses	319,566	220,567	1,065,851	864,875
Operating income (loss)	(87,391)	(10,174)	(137,540)	9,520
Interest expense, net	(34,839)	(36,419)	(141,513)	(102,765)
Extinguishment of debt	(1,659)	(1,127)	44,224	(1,721)
Income (loss) before equity in income (loss) from unconsolidated entities	(123,889)	(47,720)	(234,829)	(94,966)
Equity in income (loss) from unconsolidated entities	17,802	(1,617)	16,916	(4,814)
Gain on sale of assets	—	—	—	723
Loss from continuing operations	(106,087)	(49,337)	(217,913)	(99,057)
Discontinued operations	10,482	(1,890)	(7,924)	(10,034)
Net loss	(95,605)	(51,227)	(225,837)	(109,091)
Net loss attributable to noncontrolling interests in other partnerships	1,838	231	1,915	297
Net loss attributable to redeemable noncontrolling interests in FelCor LP	310	273	881	672
Net loss attributable to FelCor	(93,457)	(50,723)	(223,041)	(108,122)
Preferred dividends	(9,679)	(9,679)	(38,713)	(38,713)
Net loss attributable to FelCor common stockholders	$ (103,136)	$ (60,402)	$ (261,754)	$ (146,835)
Basic and diluted per common share data:				
Loss from continuing operations	$ (1.20)	$ (0.93)	$ (3.16)	$ (2.17)
Net loss	$ (1.08)	$ (0.96)	$ (3.25)	$ (2.33)
Basic and diluted weighted average common shares outstanding	95,490	63,087	80,611	63,114

Consolidated Balance Sheets
(in thousands)

	December 31,	
	2010	**2009**
Assets		
Investment in hotels, net of accumulated depreciation of $982,564 and $916,604 at December 31, 2010 and 2009, respectively	$ 1,985,779	$ 2,180,394
Investment in unconsolidated entities	75,920	82,040
Cash and cash equivalents	200,972	263,531
Restricted cash	16,702	18,708
Accounts receivable, net of allowance for doubtful accounts of $696 and $406 at December 31, 2010 and 2009, respectively	27,851	28,678
Deferred expenses, net of accumulated amortization of $17,892 and $14,502 at December 31, 2010 and 2009, respectively	19,940	19,977
Other assets	32,271	32,666
Total assets	$ 2,359,435	$ 2,625,994
Liabilities and Equity		
Debt, net of discount of $53,193 and $64,267 at December 31, 2010 and 2009, respectively	$ 1,548,309	$ 1,773,314
Distributions payable	76,293	37,580
Accrued expenses and other liabilities	144,451	131,339
Total liabilities	1,769,053	1,942,233
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP at redemption value, 285 and 295 units issued and outstanding at December 31, 2010 and 2009, respectively	2,004	1,062
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2010 and 2009	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2010 and 2009	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 101,038 and 69,413 shares issued, including shares in treasury, at December 31, 2010 and 2009, respectively	1,010	694
Additional paid-in capital	2,190,308	2,021,837
Accumulated other comprehensive income	26,457	23,528
Accumulated deficit	(2,054,625)	(1,792,822)
Less: Common stock in treasury, at cost, of 4,156 shares and 3,845 shares at December 31, 2010 and 2009, respectively	(73,341)	(71,895)
Total FelCor stockholders' equity	568,583	660,116
Noncontrolling interests in other partnerships	19,795	22,583
Total equity	588,378	682,699
Total liabilities and equity	$ 2,359,435	$ 2,625,994

Capital Expenditures
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	**2009**	**2010**	**2009**
Improvements and additions to majority-owned hotels	11,095	13,484	38,936	75,949
Partners' pro rata share of additions to consolidated joint venture hotels	(55)	(52)	(258)	(805)
Pro rata share of additions to unconsolidated hotels	521	556	1,741	4,201
Total additions to hotels[a]	$ 11,561	$ 13,988	$ 40,419	$ 79,345

(a)   Includes capitalized interest, property taxes, ground leases and certain employee costs.

Supplemental Financial Data
(in thousands, except per share information)

		December 31,		
Total Enterprise Value		**2010**		**2009**
Common shares outstanding		96,882		65,568
Units outstanding		285		295
Combined shares and units outstanding		97,167		65,863
Common stock price	$	7.04	$	3.60
Market capitalization	$	684,056	$	237,107
Series A preferred stock		309,362		309,362
Series C preferred stock		169,412		169,412
Consolidated debt		1,548,309		1,773,314
Noncontrolling interests of consolidated debt		(3,754)		(3,971)
Pro rata share of unconsolidated debt		77,295		107,481
Cash and cash equivalents		(200,972)		(263,531)
Total enterprise value (TEV)	$	2,583,708	$	2,329,174

Consolidated Debt Summary
(dollars in thousands)

	Interest Rate (%)	Maturity Date	December 31, 2010	December 31, 2009
Mortgage debt				
Mortgage debt	L + 0.93 [(a)]	November 2011	$ 250,000	$ 250,000
Mortgage debt	L + 5.10 [(b)]	April 2015	212,000	—
Mortgage debt	L + 3.50 [(c)]	August 2011 [(d)]	198,300	200,425
Mortgage debt	9.02	April 2014	113,220	117,422
Mortgage debt [(e)]	6.66	June - August 2014	69,206	70,917
Mortgage debt	L + 4.25	November 2011 [(f)]	29,000	—
Mortgage debt	8.77	May 2013	27,770	27,829
Mortgage debt	5.81	July 2016	11,321	11,741
Mortgage debt	6.15	June 2011	7,800	9,228
Other	4.25	May 2011	524	354
Senior notes				
Senior secured notes [(g)]	10.00	October 2014	582,821	572,500
Senior notes	9.00	June 2011	46,347	86,604
Retired debt			—	426,294
Total			$ 1,548,309	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.

(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.

(c) LIBOR for this loan is subject to a 2% floor.

(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.

(e) The hotels under this debt are subject to separate loan agreements and are not cross-collateralized.

(f) This loan can be extended for one year, subject to satisfying certain conditions.

(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides an effective yield of 12.875% before transaction costs.

Schedule of Encumbered Hotels
(dollars in millions)

Consolidated Debt	December 31, 2010 Balance	Encumbered Hotels
CMBS debt	$ 250	Anaheim - ES, Bloomington - ES, Charleston Mills House - HI, Dallas DFW South - ES, Deerfield Beach - ES, Jacksonville - ES, Lexington - HS, Dallas Love Field - ES, Raleigh/Durham - DTGS, San Antonio Airport - HI, Tampa Rocky Point - DTGS and Phoenix Tempe - ES
Mortgage debt	$ 212	Atlanta Buckhead - ES, Atlanta Galleria - SS, Boston Marlboro - ES, Burlington - SH, Corpus Christi - ES, Ft. Lauderdale Cypress Creek - SS, Orlando South - ES, Philadelphia Society Hill - SH and South San Francisco - ES
Mortgage debt	$ 198	Charlotte SouthPark - DT, Houston Medical Center - HI, Myrtle Beach - HLT, Mandalay Beach - ES, Nashville Airport - ES, Philadelphia Independence Mall - HI, Pittsburgh University Center - HI, Santa Barbara-HI and Santa Monica at the Pier - HI
Mortgage debt	$ 113	Baton Rouge - ES, Birmingham - ES, Ft. Lauderdale - ES, Miami Airport - ES, Milpitas - ES, Minneapolis Airport - ES and Napa Valley - ES
CMBS debt[a]	$ 69	Atlanta Airport - ES, Austin - DTGS, BWI Airport - ES, Orlando Airport - HI and Phoenix Biltmore - ES
Mortgage debt	$ 29	Boca Raton - ES and Dana Point - DTGS
CMBS debt	$ 28	New Orleans Convention Center - ES
CMBS debt	$ 11	Indianapolis North - ES
CMBS debt	$ 8	Wilmington - DT
Senior secured notes	$ 583	Atlanta Airport - SH, Boston Beacon Hill - HI, Dallas Market Center - ES, Myrtle Beach Resort - ES, Nashville Opryland - Airport - HI, New Orleans French Quarter - HI, Orlando North - ES, Orlando Walt Disney World® - DTGS, San Diego on the Bay - HI, San Francisco Burlingame - ES, San Francisco Fisherman's Wharf - HI, San Francisco Union Square - MAR, Toronto Airport - HI and Toronto Yorkdale - HI

(a) The hotels under this debt are subject to separate loan agreements and are not cross-collateralized.

Hotel Portfolio Composition

The following table illustrates the distribution of 81 consolidated hotels by brand, market and location at December 31, 2010.

Brand	Hotels	Rooms	% of Total Rooms	% of 2010 Hotel EBITDA[a]
Embassy Suites Hotels	45	11,674	50	58
Holiday Inn	15	5,154	22	18
Sheraton and Westin	8	2,774	12	9
Doubletree	7	1,471	6	7
Renaissance and Marriott	3	1,321	6	3
Hilton	2	559	2	3
Fairmont	1	383	2	2 [b]
Market				
South Florida Area	5	1,439	6	7
Los Angeles	4	899	4	6
San Francisco Area	6	2,138	9	6
Atlanta	5	1,462	6	6
Dallas	4	1,333	6	5
Boston	3	915	4	5 [b]
Minneapolis	3	736	3	4
Philadelphia	2	729	3	4
Orlando	4	1,038	4	4
Central California Coast	2	408	2	4
Myrtle Beach	2	640	3	4
New Orleans	2	744	3	4
San Antonio	3	874	4	3
San Diego	1	600	3	3
Other	35	9,381	40	35
Location				
Urban	21	6,741	29	32 [b]
Suburban	32	7,880	34	29
Airport	18	5,788	25	23
Resort	10	2,927	12	16

(a)   Hotel EBITDA is more fully described on page 21.
(b)   We acquired the Fairmont Copley Plaza in August 2010, and this table reflects only results of operations for the periods in which we owned the hotel.

The following tables set forth occupancy, ADR and RevPAR for the three months and year ended December 31, 2010 and 2009, and the percentage changes thereto between the periods presented, for 80 same-store consolidated hotels owned for both periods (excludes the Fairmont Copley Plaza acquired in August 2010).

Detailed Operating Statistics by Brand

	Occupancy (%)					
	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	68.8	64.8	6.1	72.2	68.1	5.9
Holiday Inn	66.2	66.6	(0.7)	71.5	68.7	4.1
Sheraton and Westin	61.4	57.9	6.1	64.9	60.4	7.5
Doubletree	68.7	63.6	8.0	72.6	65.5	10.8
Renaissance and Marriott	60.7	60.7	—	63.9	61.4	4.0
Hilton	46.2	45.0	2.7	61.5	60.0	2.4
Total hotels	66.2	63.6	4.2	70.5	66.6	5.8

	ADR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	121.58	122.37	(0.6)	124.81	128.33	(2.7)
Holiday Inn	115.29	109.12	5.7	114.16	112.22	1.7
Sheraton and Westin	101.24	103.60	(2.3)	102.64	105.25	(2.5)
Doubletree	116.52	112.46	3.6	116.37	122.59	(5.1)
Renaissance and Marriott	167.59	159.14	5.3	165.95	163.16	1.7
Hilton	118.36	104.01	13.8	123.55	115.46	7.0
Total hotels	120.47	118.74	1.5	121.47	123.26	(1.5)

	RevPAR ($)					
	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
Embassy Suites Hotels	83.61	79.33	5.4	90.10	87.44	3.0
Holiday Inn	76.31	72.71	5.0	81.65	77.11	5.9
Sheraton and Westin	62.19	59.97	3.7	66.64	63.58	4.8
Doubletree	80.04	71.56	11.9	84.52	80.35	5.2
Renaissance and Marriott	101.73	96.65	5.3	106.00	100.21	5.8
Hilton	54.72	46.84	16.8	75.96	69.32	9.6
Total hotels	79.77	75.48	5.7	85.58	82.07	4.3

Detailed Operating Statistics for FelCor's Top Markets

Occupancy (%)

	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	70.9	72.1	(1.7)	76.0	73.0	4.1
Los Angeles area	67.7	67.8	(0.1)	73.8	71.6	3.2
San Francisco area	70.9	67.7	4.7	74.5	69.1	7.9
Atlanta	69.0	66.6	3.5	73.4	69.7	5.3
Dallas	61.3	56.0	9.5	64.3	58.6	9.7
Minneapolis	71.7	61.8	16.1	74.6	66.6	12.1
Philadelphia	63.5	69.0	(7.9)	70.9	66.4	6.8
Orlando	74.9	75.2	(0.4)	74.0	74.0	0.1
Central California Coast	60.8	57.0	6.7	73.5	72.8	0.9
Myrtle Beach	43.5	40.0	8.6	61.0	59.6	2.4
New Orleans	69.4	60.6	14.5	68.5	58.9	16.3
Boston	77.9	76.1	2.4	81.2	77.8	4.4
San Antonio	64.9	61.7	5.1	73.6	70.0	5.1
San Diego	70.4	75.2	(6.4)	75.8	72.6	4.4

ADR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	119.50	118.65	0.7	125.88	129.18	(2.6)
Los Angeles area	132.23	127.95	3.3	137.01	135.63	1.0
San Francisco area	140.26	136.41	2.8	134.83	129.66	4.0
Atlanta	103.34	99.90	3.4	104.02	104.71	(0.7)
Dallas	104.65	108.92	(3.9)	108.92	114.92	(5.2)
Minneapolis	119.67	122.63	(2.4)	124.74	127.53	(2.2)
Philadelphia	127.71	139.07	(8.2)	125.56	135.22	(7.1)
Orlando	109.93	102.12	7.6	107.20	110.75	(3.2)
Central California Coast	138.09	140.15	(1.5)	158.07	156.45	1.0
Myrtle Beach	103.29	103.63	(0.3)	135.78	133.48	1.7
New Orleans	132.48	126.93	4.4	124.45	123.90	0.4
Boston	142.00	131.99	7.6	138.58	133.97	3.4
San Antonio	91.03	95.70	(4.9)	96.80	102.74	(5.8)
San Diego	122.89	117.34	4.7	120.13	124.75	(3.7)

RevPAR ($)

	Three Months Ended December 31,			Year Ended December 31,		
	2010	2009	%Variance	2010	2009	%Variance
South Florida	84.73	85.58	(1.0)	95.62	94.28	1.4
Los Angeles area	89.48	86.69	3.2	101.17	97.07	4.2
San Francisco area	99.50	92.41	7.7	100.50	89.54	12.2
Atlanta	71.30	66.58	7.1	76.40	73.01	4.6
Dallas	64.13	60.98	5.2	70.00	67.34	4.0
Minneapolis	85.85	75.75	13.3	93.04	84.88	9.6
Philadelphia	81.13	95.91	(15.4)	89.03	89.81	(0.9)
Orlando	82.30	76.79	7.2	79.36	81.93	(3.1)
Central California Coast	83.99	79.90	5.1	116.19	113.95	2.0
Myrtle Beach	44.90	41.50	8.2	82.81	79.49	4.2
New Orleans	91.95	76.96	19.5	85.28	73.00	16.8
Boston	110.60	100.39	10.2	112.55	104.22	8.0
San Antonio	59.07	59.07	—	71.19	71.89	(1.0)
San Diego	86.54	88.28	(2.0)	91.10	90.58	0.6

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-store Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

| | Three Months Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (95,605)			$ (51,227)		
Noncontrolling interests	2,148			504		
Preferred dividends	(9,679)			(9,679)		
Net loss attributable to FelCor common stockholders	(103,136)	95,490	(1.08)	(60,402)	63,087	$ (0.96)
Depreciation and amortization	36,005	—	0.38	36,778	—	0.58
Depreciation, discontinued operations and unconsolidated entities	3,706	—	0.04	4,950	—	0.08
Gain on sale of hotels	—	—	—	(910)	—	(0.01)
Gain on sale of unconsolidated subsidiary	(20,544)	—	(0.22)	—	—	—
Noncontrolling interests in FelCor LP	(310)	290	—	(273)	295	—
FFO	(84,279)	95,780	(0.88)	(19,857)	63,382	(0.31)
Impairment loss	86,804	—	0.91	—	—	—
Impairment loss, discontinued operations and unconsolidated entities	(738)	—	(0.01)	—	—	—
Acquisition costs	31	—	—	—	—	—
Extinguishment of debt	(5,369)	—	(0.06)	1,127	—	0.02
Severance costs	—	—	—	61	—	—
Lease termination costs	—	—	—	—	—	—
Adjusted FFO	$ (3,551)	95,780	$ (0.04)	$ (18,669)	63,382	$ (0.29)

Reconciliation of Net Loss to FFO and Adjusted FFO

(in thousands, except per share data)

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (225,837)			$(109,091)		
Noncontrolling interests	2,796			969		
Preferred dividends	(38,713)			(38,713)		
Net loss attributable to FelCor common stockholders	(261,754)	80,611	$ (3.25)	(146,835)	63,114	$ (2.33)
Depreciation and amortization	145,536	—	1.81	144,152	—	2.28
Depreciation, discontinued operations and unconsolidated entities	16,690	—	0.21	20,497	—	0.32
Gain on sale of hotels	—	—	—	(910)	—	(0.01)
Gain on sale of unconsolidated subsidiary	(21,103)	—	(0.26)	—	—	—
Noncontrolling interests in FelCor LP	(881)	294	(0.01)	(672)	296	(0.01)
Conversion of options and unvested restricted stock	—	—	—	—	331	—
FFO	(121,512)	80,905	(1.50)	16,232	63,741	0.25
Impairment loss	152,654	—	1.89	—	—	—
Impairment loss, discontinued operations and unconsolidated entities	20,322	—	0.25	5,516	—	0.08
Acquisition costs	449	—	0.01	—	—	—
Extinguishment of debt	(59,465)	—	(0.74)	1,721	—	0.03
Conversion costs	—	—	—	447	—	0.01
Severance costs	—	—	—	612	—	0.01
Lease termination costs	—	—	—	469	—	0.01
Adjusted FFO	$ (7,552)	80,905	$ (0.09)	$ 24,997	63,741	$ 0.39

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA and Hotel EBITDA
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	**2009**	**2010**	**2009**
Net loss	$ (95,605)	$ (51,227)	$(225,837)	$(109,091)
Depreciation and amortization	36,005	36,778	145,536	144,152
Depreciation, discontinued operations and unconsolidated entities	3,706	4,950	16,690	20,497
Interest expense	34,895	36,546	141,876	103,458
Interest expense, discontinued operations and unconsolidated entities	1,410	1,633	7,633	6,603
Amortization of stock compensation	2,544	1,241	7,445	5,165
Noncontrolling interests in other partnerships	1,838	231	1,915	297
EBITDA	(15,207)	30,152	95,258	171,081
Impairment loss	86,804	—	152,654	—
Impairment loss, discontinued operations and unconsolidated entities	(738)	—	20,322	5,516
Extinguishment of debt	(5,369)	1,127	(59,465)	1,721
Acquisition costs	31	—	449	—
Conversion costs	—	—	—	447
Severance costs	—	61	—	612
Lease termination costs	—	—	—	469
Gain on sale of hotels	—	(910)	—	(910)
Gain on sale of unconsolidated subsidiary	(20,544)	—	(21,103)	—
Adjusted EBITDA	44,977	30,430	188,115	178,936
Adjusted EBITDA from disposed hotels	(3,914)	48	(5,075)	(4,656)
Gain on sale of asset	—	—	—	(723)
Adjusted EBITDA from acquired hotels	(1,896)	—	(3,416)	—
Same-store Adjusted EBITDA	39,167	30,478	179,624	173,557
Other revenue	(381)	(289)	(3,174)	(2,843)
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(3,414)	(2,837)	(16,283)	(14,829)
Noncontrolling interests in other partnerships (excluding interest, depreciation and severance expense)	399	406	2,150	2,305
Consolidated hotel lease expense	8,501	7,568	36,327	34,187
Unconsolidated taxes, insurance and lease expense	(1,615)	(1,793)	(6,630)	(7,092)
Interest income	(56)	(127)	(363)	(693)
Other expenses (excluding conversion costs, severance costs and lease termination costs)	557	526	2,831	2,566
Corporate expenses (excluding amortization expense of stock compensation)	5,282	7,146	23,302	19,051
Hotel EBITDA	$ 48,440	$ 41,078	$ 217,784	$ 206,209

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
Total revenues	$ 232,175	$ 210,393	$928,311	$ 874,395
Other revenue	(381)	(289)	(3,174)	(2,843)
Hotel operating revenue	231,794	210,104	925,137	871,552
Acquired hotel revenue[a]	(11,166)	—	(16,839)	—
Same-store hotel operating revenue	220,628	210,104	908,298	871,552
Same-store hotel operating expenses	(172,188)	(169,026)	(690,514)	(665,343)
Hotel EBITDA	$ 48,440	$ 41,078	$217,784	$ 206,209
Hotel EBITDA margin[b]	22.0%	19.6%	24.0%	23.7%

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

(b) Hotel EBITDA as a percentage of same-store hotel operating revenue.

Reconciliation of Total Operating Expenses to Same-Store Hotel Operating Expenses
(dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
Total operating expenses	$ 319,566	$ 220,567	$1,065,851	$ 864,875
Unconsolidated taxes, insurance and lease expense	1,615	1,793	6,630	7,092
Consolidated hotel lease expense	(8,501)	(7,568)	(36,327)	(34,187)
Corporate expenses	(7,826)	(8,387)	(30,747)	(24,216)
Depreciation and amortization	(36,005)	(36,778)	(145,536)	(144,152)
Impairment loss	(86,804)	—	(152,654)	—
Other expenses	(587)	(601)	(3,280)	(4,069)
Acquired hotel expenses[a]	(9,270)	—	(13,423)	—
Same-store hotel operating expenses	$ 172,188	$ 169,026	$ 690,514	$ 665,343

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Three Months Ended December 31,		Year Ended December 31,	
	2010	2009	2010	2009
Ratio of operating income (loss) to total revenues	(37.6)%	(4.8)%	(14.8)%	1.1%
Other revenue	(0.2)	(0.1)	(0.3)	(0.3)
Acquired hotel revenue[a]	(6.9)	—	(2.2)	—
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.9)	(0.7)	(0.8)
Consolidated hotel lease expense	3.8	3.6	4.0	3.9
Other expenses	0.3	0.3	0.4	0.5
Corporate expenses	3.5	4.0	3.4	2.8
Depreciation and amortization	16.3	17.5	16.0	16.5
Impairment loss	39.3	—	16.7	—
Acquired hotel expenses[a]	4.2	—	1.5	—
Hotel EBITDA margin	22.0 %	19.6 %	24.0 %	23.7%

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

Reconciliation of Forecasted Net Loss Attributable to FelCor to Forecasted FFO and EBITDA

(in millions, except per share and unit data)

	Full Year 2011 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount	Dollars	Per Share Amount
Net loss attributable to FelCor	$ (96)		$ (85)	
Preferred dividends	(39)		(39)	
Net loss attributable to FelCor common stockholders	(135)	$ (1.42)	(124)	$ (1.30)
Depreciation[b]	155		155	
FFO	$ 20	$ 0.21 [a]	$ 31	$ 0.32 [a]
Net loss attributable to FelCor	$ (96)		$ (85)	
Depreciation[b]	155		155	
Interest expense[b]	140		140	
Amortization expense	7		7	
EBITDA	$ 206		$ 217	

(a) Weighted average shares and units are 96.4 million.
(b) Includes pro rata portion of unconsolidated entities.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

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